Accelerate Acquisition Corp.
51 John F. Kennedy Parkway
Short Hills, NJ 07078

March 1, 2021

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Accelerate Acquisition Corp. Draft Registration Statement on Form S-1 Submitted January 25, 2021 CIK No. 0001838883

Ladies and Gentlemen:

Set forth below is the response of Accelerate Acquisition Corp. (referred to herein as “we,” “us,” “our” or the “Company”) to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 23, 2021, with respect to the above referenced Draft Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comment has been included in this letter for your convenience, and we have numbered the paragraph below to correspond to the number in the Staff’s letter. For your convenience, we have also set forth the Company’s response immediately below the numbered Staff’s comment.

In addition, the Company has revised its Registration Statement in response to the Staff’s comment and the Company is concurrently filing a Registration Statement on Form S-1 with this letter.

Draft Registration Statement on Form S-1 submitted January 25, 2021

Description of Securities
Exclusive Forum for Certain Lawsuits, page 156

1.	We note that your risk factor disclosure on page 70 provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933. However, your exclusive forum disclosure in your Description of Securities section states that the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over Securities Act claims. Please revise your disclosure to reconcile this inconsistency.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 156 of the Registration Statement to reconcile this inconsistency.

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please direct any such requests or questions to Christian Nagler of Kirkland & Ellis LLP at (212) 446-4660 or Debbie Yee of Kirkland & Ellis LLP at (713) 836-3630.

Very truly yours,

ACCELERATE ACQUISITION CORP.

By:	/s/ Robert Nardelli
Name:	Robert Nardelli
Title:	Chairman and Chief Executive Officer

Enclosures

cc:	Christian Nagler (Kirkland & Ellis LLP)
Debbie Yee (Kirkland & Ellis LLP)